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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number  001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated September 1, 2009, titled Yucheng Develops First Generation E-Banking VIP Interface for Top Four Chinese Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: September 1, 2009	By:	/s/ Steve Dai
Name: Steve Dai
Title: Chief Financial Officer

*     Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                Description

1.  Press release dated September 1, 2009, titled Yucheng Develops First Generation E-Banking VIP Interface for Top Four Chinese Bank

Yucheng Develops First Generation E-Banking VIP
Interface for Top Four Chinese Bank

BEIJING, September 1, 2009 /PRNewswire-Asia-FirstCall/ –– Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions to the banking industry in China, today announced the deployment of a Top Four bank’s e-banking VIP interface, which combines enhanced security with a user-friendly design to increase customer satisfaction and drive usage.

Yucheng’s e-banking VIP interface provides high net worth clients with the highest level of network security.  In addition, new authentication services significantly diminish the risk of digital identity theft and fraudulent account access.  The interface’s new identification procedures are designed to quell internet security apprehensions, which have been repeatedly cited as the most significant concern for Chinese e-banking users.

The innovative e-banking VIP interface is designed to be a “virtual branch,” or a visual depiction of an actual bank.   The new interface places commonly used products and services, such as standard fund transfer, wealth management, credit card transaction monitoring, and account management, as icons on the main page in familiar locations.  The goal is to create an intuitive interface that increases the comfort and convenience of e-banking for customers.

Yucheng exclusively launched the bank’s e-banking platform in 2005, and has since expanded it to include personal, corporate and now VIP interfaces.  Each interface is tailored to provide the services and products for a target audience while using core technology to limit reduplication and maintenance costs.

Mr. Weidong Hong, CEO of Yucheng Technologies said, “By deploying state-of-the-art technology and consistently evolving our functionality ahead of market demands, Yucheng has ensured that our e-banking solutions lead the industry.  The new e-banking VIP interface represents another milestone in our solution leadership, as we strive to provide the highest quality, easiest to use and most secure solutions to our clients.”

E-banking is part of Yucheng’s Channel Solutions offerings, which enable banks to better communicate with and serve their customers.  Yucheng is the industry leader in e-banking solutions in China serving more than 25 of the top banks.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward- looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; change in products and clients and the expansion into small to medium-sized bank market; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; changing tax rate; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information

Rebecca Alexander
Investor Relations
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com